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[Letterhead of Proskauer Rose LLP]

March 14, 2008

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Mail Stop 4720
Washington, D.C. 20549
Attention: Christian T. Sandoe, Senior Counsel

Re:
Ares Capital Corporation (File Nos. 333-149109 & 333-149139)

Dear Mr. Sandoe:

        Ares Capital Corporation (the "Fund") has today filed Amendment No. 1 to each of its registration statements filed on Form N-2 on February 7, 2008 and February 11, 2008 (the "Registration Statements"). The amendments set forth the responses to the comments of the Staff of the Division of Investment Management (the "Staff") contained in your letter dated March 7, 2008 relating to the above-referenced filings.

        Two copies of each amended filing, marked to show changes from the Registration Statements filed on February 7, 2008 and February 11, 2008, are enclosed for your convenience with the hard copy of this letter.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Responses to comments given in one section are applicable to other sections of both registration statements that contain similar disclosure.

PROSPECTUS

Cover Page (February 7, 2008 Filing)

        1.     The third sentence of the first paragraph states that record date stockholders will receive                        right for each            shares of common stock owned on the record date. The Fund is reminded that a transferable rights offering may not issue more than one share for every three rights held. Additionally, please explain to us how these offerings of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940. See Section 23(b) of the Investment Company Act; Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985); and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

          1.     In Association of Publicly Traded Investment Companies (SEC No-Action Letter, publicly available August 2, 1985) (the "APTIC Letter"), the Staff indicated that,

    for purposes of Section 23(b)(1) of the Investment Company Act of 1940 (the "ICA"), a transferable rights offering made by a closed-end investment company at a price below current net asset value is "in connection with an offering to the holders of one or more classes of its capital stock" if it meets the following conditions:

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      The offering fully protects shareholders' preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

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      Management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

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      The ratio of the offering does not exceed one new share for each three rights held.

  The Fund believes that the structure of the potential rights offering contemplated by the Fund's registration statement is consistent with the conditions set forth in the APTIC Letter. Specifically,

      •
      the proposed rights offering would not discriminate among stockholders, as all record date stockholders would be eligible to participate in the Offering;

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      the Fund has applied for quotation of the rights on the NASDAQ Global Select Market, and will engage dealer managers to provide financial advisory and marketing services in connection with this offer; and

      •
      the Fund's ratio of rights to shares does not result in any greater dilution than that approved in the APTIC Letter.

  As described in the Fund's February 7, 2008 registration statement (the "February 7, 2008 Registration Statement"), the Fund intends to issue record date stockholders one right for a fixed number (not less than three) of outstanding shares of common stock owned on the record date. The rights entitle the stockholder to purchase one new share of common stock for every right held. The no-action request submitted in connection with the APTIC Letter agreed that, as a condition to entering into a transferable rights offering, "a minimum of three shares would be required to be held of record by a shareholder for him to be entitled to receive a right to purchase one additional share in any transferable rights offering" (emphasis added).

  The Fund's proposed rights offering would be consistent with the minimum one right to three share ratio set forth in the APTIC Letter's accompanying no-action request. Further, this ratio would be no more dilutive than the condition set forth in the APTIC Letter and no more dilutive than many of the exchange ratios included in recent transferable rights offerings by other business development companies and closed-end investment companies, including Hercules Technology Growth Capital Inc. (File No. 333-131161) (exchange ratio of 1 right for every 3 shares held and 1 right buys 1 share) and New America High Income Fund, Inc. (File No. 333-142924) (exchange ratio of 1 right for every 3 shares held and 1 right buys 1 share).

        2.     The last sentence of the first paragraph states that record date stockholders who fully exercise their rights will be entitled to subscribe, subject to certain limitations and pro rata allocation, for additional shares that remain unsubscribed as a result of any unexercised rights. Please explain to us what the Fund will do if the Shares available are not sold, e.g., de-register them.

          2.     The Fund confirms that if any shares available as a result of unexercised rights are not sold, the Fund will de-register such shares.

Cover Page (February 11, 2008 Filing)

        3.     The securities to be registered on the February 11, 2008 registration statement include subscription rights. Please explain to us the legal basis permitting the Fund to register and offer subscription rights in a shelf registration statement. In particular, please address how such an offering would be consistent with Nuveen Virginia Premium Income Municipal Fund (pub. avail. October 6, 2006).

          3.     The ability of a closed-end fund to use a "shelf" registration statement on Form N-2 relying on Rule 415(a)(1)(x) was originally confirmed in the relief granted in response to a request made by Pilgrim America Prime Rate Trust in 1998 (pub. avail. May 1, 1998) (the "Pilgrim Letter") and later confirmed in the relief granted in response to a letter from Nuveen Virginia Premium Income Municipal Fund (pub. avail. October 6, 2006) (the "Nuveen Letter").

        In the Pilgrim Letter, the Office of Chief Counsel of the Division of Investment Management (the "Division") confirmed that it would not recommend enforcement action if a fund registered on Form N-2 a delayed offering of equity securities in reliance on Rule 415(a)(1)(x) provided that (1) the fund complied with all of the requirements of Rule 415(a)(1)(x) and Form S-3 (including filing periodic reports as required for Form S-3 eligibility), (2) the gross proceeds to the fund from the sale of newly issued shares less underwriting commission will equal or exceed the net asset value (the "NAV") of the fund's outstanding common shares; and (3) the fund sent to shareholders and filed with the Commission quarterly reports containing full unaudited financial statements.

        Later, in the Nuveen letter, the Division confirmed that it would not recommend enforcement if a fund conducted a delayed at the market offering of common shares pursuant to the shelf registration provisions of Rules 415(a)(1)(x) and 415(a)(4), and confirmed that such relief was granted even if a fund did not file with the Commission and send to the shareholders, quarterly reports that complied in all material respects with the disclosure requirements of Form 10-Q (so long as the fund would otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it was seeking to undertake). In addition, in Endnote 1 to the Nuveen letter, the Commission specifically noted that the request for relief applied equally to a fund's offering under Rule 415(a)(1)(x) of any securities (e.g., common stock, preferred stock, debt securities and/or warrants), provided the fund would otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it was seeking to undertake. The Nuveen letter was silent with respect to any requirement that the gross proceeds to the fund from the sale of newly issued shares less underwriting commission must equal or exceed the NAV of the fund's outstanding common shares.

        The offering described in the Pilgrim Letter would by definition need to be at or above NAV pursuant to Section 23 of the ICA, which provides that sales of common stock must be made at or above NAV except "(1) in connection with an offering to the holders of one or more classes of its capital stock; (2) with the consent of a majority of its common stockholders; (3) upon conversion of a convertible security in accordance with its terms; (4) upon the exercise of any warrant outstanding on the date of enactment of this Act or issued in accordance with the provisions of section 18(d); or (5) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors." The offering described in the Pilgrim letter met none of the aforementioned exceptions.

        The Nuveen Letter makes it clear that offerings of any securities, so long as offering meets the requirements of 415(a)(1)(x), are permitted. For instance, an offering of debt securities (not otherwise convertible into or linked to common stock) can be made at any price because they are not required to be offered at any particular price under the ICA. By the same principle, an offering of warrants (or "rights") to purchase common stock (whether at or under NAV), so long as offered in accordance with the terms of Section 23 of the ICA, should be permitted to be issued provided that an the issuer meets the requirements of 415(a)(1)(x) (and any other requirements related to such offer under the terms of the ICA).

        The Fund currently meets the requirements of 415(a)(1)(x) (i.e., it would otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it was seeking to undertake if it was a "regular" issuer and not a business development company). Based on the language in Nuveen, we believe that as a result the Fund meets the legal standard necessary to permit it to register and offer subscription rights in a shelf registration statement. Clearly any offering would also have to comply with the ICA and the Fund confirms that it will not make any offering that does not comply with the ICA.

        4.     The securities to be registered on the February 11, 2008 registration statement include preferred stock and debt. Please explain to us whether the Fund has any current intention to issue preferred stock or debt pursuant to this registration statement within the next year.

          4.     While the Fund has no current plan in place to issue preferred stock or debt pursuant to its February 11, 2008 registration statement (the "February 11, 2008 Registration Statement"), it is currently considering issuing debt within the next year if market conditions are favorable for such an issuance.

Risk Factors—Risks Relating to Our Business (Page 6)

        5.     The fifth bullet point states that there are significant potential conflicts of interest that could impact the Fund's investment returns. Please explain in this section specifically what potential conflicts of interest could impact the Fund's investment returns.

          5.     The Fund notes that page 24 of the February 11, 2008 Registration Statement and page 25 of the February 7, 2008 Registration Statement include a more detailed explanation of the potential conflicts of interest that could impact the Fund's investment returns. In addition, the

  Fund has added disclosure on page 6 of the February 11, 2008 Registration Statement and page 6 of the February 7, 2008 Registration Statement to provide additional specificity in the summary as requested.

Fees and Expenses (Page 10)

        6.     As the first paragraph of the Prospectus Summary on page 1 of the prospectus states that the term "us" refers to the Fund, the line item heading "Sales load paid by us" suggests that the Fund, rather than shareholders, will pay the sales load. Unless the Fund will pay the sales load, please revise this heading to reflect that shareholders will be responsible for paying the sales load.

          6.     The Fund will be contractually obligated to pay the sales load. The Fund notes that the introductory language to the Fees and Expenses table on page 10 of the February 11, 2008 Registration Statement and page 11 of the February 7, 2008 Registration Statement clarify that "whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "Ares Capital," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Ares Capital." As a result, we believe our disclosure is clear that stockholders will be indirectly responsible for paying any sales load paid by the Fund.

        7.     Footnote (8) on page 11 explains that the calculation of interest payments on borrowed funds represents the Fund's annualized interest expenses based on actual interest and credit facility expenses incurred for the nine months ended September 30, 2007. Please revise this calculation (and related footnote disclosure) to reflect the Fund's actual expenses for the entire fiscal year ended December 31, 2007. In addition, the fourth sentence of this footnote indicates that the figure is based on the assumption that the Fund's borrowings and interest costs after an offering will remain similar to those prior to such offering. As the February 11, 2008 registration statement registers debt securities, please confirm to us that this assumption remains valid.

          7.     The Fund has made the requested change and notes that it has updated the information in the Registration Statements to include its financial information as of December 31, 2007. As a result, Footnote (8) on page 11 of the February 11, 2008 Registration Statement and the related calculation are now based on the the Fund's actual expenses for the fiscal year ended December 31, 2007. In addition, the Fund has added disclosure to Footnote (8) to clarify that in the event of an offering of debt securities, the Fund will, in the prospectus supplement related to such offering, calculate the item "interest payments on borrowed funds" based on the effects on the Fund's borrowings and interest costs after the issuance of such debt securities.

Risk Factors—Risks Relating to Our Business—We Borrow Money, Which Magnifies the Potential for Gain or Loss on Amounts Invested and May Increase the Risk of Investing With Us (Page 21)

        8.     The first sentence of the second paragraph states that the Fund's credit facilities impose financial and operating covenants that restrict the Fund's business activities, including limitations that could hinder its ability to finance additional loans and investments or to make the distributions required to maintain its status as a registered investment company under Subchapter M of the Internal Revenue Code. Please provide to us copies of any documentation for these credit facilities that set forth the limitations imposed on the Fund under these agreements and any rights exercisable by its lenders pursuant to these agreements.

          8.     The Fund notes that documentation for the Fund's credit facilities (including material amendments) have been previously filed with the Commission and are publicly available through EDGAR. In addition, the Fund notes that it has updated the disclosure to clarify that the CLO Notes contain similar restrictions. The following are the agreements (with detail as to when such agreements were filed with the Commission by the Fund) and references to the sections of such agreements that impose such limitations on the Fund:

    —Senior Secured Revolving Credit Agreement, dated as of December 28, 2005, as amended, among Ares Capital Corporation, the lenders party thereto (the "Lenders") and JPMorgan

    Chase Bank, N.A. (filed as Exhibit 10.1 to the Fund's Form 8-K dated December 28, 2005; First Amendment Agreement and Waiver, filed as Exhibit 10.1 to the Fund's Form 8-K dated November 13, 2007).

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      Article III: Representations and Warranties—contains representations and warranties that are brought down with each borrowing, including, without limitation, Section 3.11 regarding the ICA and margin regulations.

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      Article V: Affirmative Covenants—contains affirmative ongoing requirements imposed on the Fund, including, without limitation, Sections 5.08 (Certain Obligations Respecting Subsidiaries; Further Assurances), 5.09 (Use of Proceeds), 5.10 (Status of RIC and BDC) and 5.12 (Portfolio Valuation and Diversification, etc.).

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      Article VI: Negative Covenants—contains certain ongoing restrictions placed on the Fund (e.g., limitations on indebtedness, liens, investments, restricted payments, etc.).

      •
      Article VIII: Events of Default—specifies events that trigger the rights of the lenders to accelerate the debt and/or exercise various remedies.

    —The Sale and Servicing Agreement, dated as of November 3, 2004, as amended or modified, among Ares Capital Corporation Ares Capital CP Funding LLC, each of the conduit purchasers and institutional purchasers, from time to time party thereto, each of the purchaser agents from time to time party thereto, Wachovia Capital Markets, LLC, U.S. Bank National Association and Lyon Financial Services, Inc. (filed as Exhibit 10.1 to the Fund's Form 8-K dated November 4, 2004; Amendment No. 2 filed as Exhibit 10.1 to the Fund's Form 8-K dated April 8,2005; Amendment No. 3 filed as Exhibit 10.12 to the Fund's Form 10-K for the year ended December 31, 2005; Amendment No. 4 filed as Exhibit 10.1 to the Fund's Form 8-K dated November 14, 2005; Amendment No. 6 filed as Exhibit 10.1 to the Fund's Form 10-Q for the quarter ended September 30, 2006; Amendment No. 9 filed as Exhibit 10.1 to the Fund's Form 8-K dated October 18, 2007).

      •
      Article IV: Representations and Warranties—contains representations and warranties that are brought down with each funding, including, without limitation, Section 4.1(r) restricting the purchase of collateral by Ares Capital CP Funding LLC to purchases under the Purchase and Sale Agreement, dated November 3, 2004, between the Fund and Ares Capital CP Funding LLC.

      •
      Article V: General Covenants—contains affirmative and negative covenants applicable to both Ares Capital CP Funding LLC and the Fund, including, without limitation, Sections 5.1(g) (Special Purpose Entity), 5.1(k) (Use of Proceeds), 5.2(a) (Other Business), 5.2(c) (Security Interests) and 5.2(f) (Restricted Payments).

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      Article IX: Security Interest—contains requirements and limitations regarding the granting of security interests to the lenders, including, without limitation, Section 9.4 regarding remedies available to the lenders.

      •
      Article X: Termination Events—specifies events that trigger the rights of the purchasers to terminate the facility and/or exercise various remedies.

    —The Purchase and Sale Agreement dated as of November 3, 2004 between Ares Capital Corporation and Ares Capital CP Funding LLC (filed as Exhibit 10.2 to the Fund's Form 8-K, dated November 3, 2004).

      •
      Article V: Covenants—contains affirmative and negative covenants applicable to the Fund, including, without limitation, Sections 5.1(h) (Credit Policy) and 5.2(c) (Security Interests).

    —The Indenture dated as of July 7, 2006 by and between ARCC Commercial Loan Trust 2006, as the Issuer and U.S. Bank National Association, as the Trustee (filed as Exhibit 10.4 to the Fund's Form 10-Q for the quarter ended June 30, 2006).

      •
      Article III: Covenants—contains affirmative and negative covenants applicable to the entities party to the CLO, including, without limitation, Sections 3.10 (Negative Covenants), 3.21 (No Other Business), 3.22 (No Borrowing; Use of Proceeds), 3.23 (Guarantees, Loans, Advances and Other Liabilities, 3.24 (Capital Expenditures) and 3.26 (Restricted Payments).

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      Article V: Remedies—specifies events that trigger the right of the Trustee to exercise various remedies.

    —The Sale and Servicing Agreement dated as of July 7, 2006, between ARCC Commercial Loan Trust 2006, ARCC CLO 2006 LLC, Ares Capital Corporation, U.S. BankNational Association, Lyon Financial Services, Inc. (d/b/a U.S. Bank Portfolio Services) and Wilmington Trust Company (filed as Exhibit 10.2 to the Fund's Form 10-Q for the quarter ended June 30, 2006).

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      Article VI: Covenants of the Trust Depositor—contains covenants applicable to ARCC CLO 2006 LLC, including, without limitation, Sections 6.07 (Activities; Transfers of Notes or Certificates by Trust Depositor), 6.08 (Indebtedness), 6.09 (Guarantees), 6.10 (Investments), 6.12 (Distributions) and 6.13 (Other Agreements).

Use of Proceeds (Page 37)

        9.     The first sentence of the first paragraph states that the Fund may use the proceeds of the offering to repay indebtedness. If this represents a material part of the proceeds of the offering, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

          9.     The Fund has made the requested change on page 37 of the February 11, 2008 Registration Statement and page 49 of the February 7, 2008 Registration Statement and updated the information to include the interest rate and maturity of the indebtedness it expects to repay with the proceeds of any offerings.

Recent Developments (Page 57)

        10.   The first two sentences of the first paragraph state that on October 18, 2007, the Fund entered into an amendment to extend the maturity of the CP Funding Facility to October 8, 2008 and that the interest rate charged on the CP Funding Facility was increased to the commercial paper rate plus 1.00%. Please disclose in this section what the interest rate was charged on the CP funding Facility prior to October 18, 2007.

          10.   The Fund has updated its Registration Statements to include information for the fiscal year ended December 31, 2007. As a result, the discussion of the amendment to the CP Funding Facility, which was previously included in the the "Recent Developments" section of both Registration Statements is now incorporated into "Management's Discussion and Analysis of Financial Condition and Results of Operations" as part of management's discussion of events that occurred during the fiscal year ended December 31, 2007. This information includes the disclosure that prior to October 18, 2007, the interest rate on the CP Funding Facility was the commercial paper rate plus 0.70%.

Portfolio Managers (Page 87)

        11.   The first paragraph of this section indicates that the portfolio managers' primary responsibility is to recommend investments for approval to the Investment Committee. Disclosure elsewhere in the prospectus indicates that a decision to make an investment requires the substantial consensus of the Investment

Committee. It appears that the members of the Investment Committee, rather than the Fund's portfolio managers, have primary responsibility for the day-to-day management of the Fund's portfolio. As such, please provide the information required by Items 9 and 21 of Form N-2 for at least five members of the Investment Committee that have the most significant responsibility for the day-to-day management of the Registrant's portfolio.

          11.   The Fund has added disclosure to page 84 of the February 11, 2008 Registration Statement and page 95 of the February 7, 2008 Registration Statement to clarify that the members of the Investment Committee and underwriting committee of the Fund's investment adviser have joint responsibility for the day-to-day management of the Fund's portfolio. The Fund's portfolio managers are comprised of members of the underwriting committee and members of the Investment Committee that are not otherwise members of the underwriting committee. The Fund's current disclosure includes the information required by Items 9 and 21 of Form N-2 for the five portfolio managers that have the most significant responsibility for the day-to-day management of the Fund's portfolio, but the Fund has updated this information to generally reflect that members of the Investment Committee not otherwise listed also share some responsibility.

Description of Our Subscription Rights—General (Page 118)

        12.   This section indicates that a prospectus summary will be distributed to shareholders which will describe the material terms of any subscription rights to be offered. Please set forth in this section any limits applicable to such a rights offering such as the minimum number of days that a rights offering may remain open and the number of rights that may be issued per share. In addition, please provide to us a form of any supplement that the Fund intends to file in connection with any offering of subscription rights under these registration statements.

          12.   The Fund has added the requested disclosure to page 117 of the February 11, 2008 Registration Statement. The Fund intends that any prospectus supplement filed to effect a Rights Offering off of the shelf would be in a form substantially similar to the prospectus related to the offering of rights filed with the Fund's February 7, 2008 Registration Statement.

        13.   The eleventh bullet point under the second paragraph suggests that the Fund may enter into a standby underwriting arrangement in connection with a subscription rights offering. Please explain to us whether the Fund intends to enter into such an underwriting arrangement. If the Fund has no intention of making such an offering, please delete this bullet point from this section. In addition, please explain to us how the Fund would make such an offering in a manner consistent with Section 23(b) of the Investment Company Act.

          13.   The Fund has deleted the eleventh bullet point from this section of the February 7, 2008 Registration Statement.

GENERAL COMMENTS

        14.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

          14.   The Fund acknowledges that where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statements.

        15.   We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

          15.   The Fund acknowledges that the Staff may have additional comments on the disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally or on any exhibits added in pre-effective amendments.

        16.   If you intend to omit certain information from the form of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

          16.   With respect to the February 11, 2008 Registration Statement, the Fund intends to omit information with respect to the following items from the form of prospectus included with the registration statement that is declared effective in reliance on 430C under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date. The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the Commission pursuant to Rule 497 of the Securities Act of 1933.

        With respect to the February 7, 2008 Registration Statement, the Fund intends to omit information with respect to the following items from the form of prospectus included with the registration statement that is declared effective in reliance on 430C under the Securities Act: the subscription price, the estimated subscription price, dealer manager compensation, the record date, the expiration date, amount of proceeds and other items dependent on the offering price and terms of the rights dependent on the offering date. The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the Commission pursuant to Rule 497 of the Securities Act of 1933.

        17.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

          17.   The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with its Registration Statements.

        18.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

          18.   The Fund notes that Amendment No. 1 to its Registration Statements filed on Form N-2 today and this letter dated March 14, 2008 set forth the Fund's responses to the Staff's comments.

        19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          19.   The Fund understands that:

            (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

            (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

            (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund's N-2 Registration Statements. Please do not hesitate to call me at 310.284.4544. Please note that as we discussed, to the extent possible we would like to focus on going effective on the February 7, 2008 Registration Statement as soon as possible. As a result, if certain comments that are only applicable to the February 11, 2008 Registration Statement need more time to resolve, we would appreciate the Staff focusing first on the February 7, 2008 Registration Statement. In addition, given the accelerated timetable we are shooting for, we would greatly appreciate any additional comments by facsimile to 310.557.2193.

Very truly yours,

/s/ MONICA J. SHILLING

Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Michael D. Weiner, Ares Capital Corporation
Michael A. Woronoff

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PROSPECTUS
GENERAL COMMENTS